SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Eagle Rock Energy Partners, L.P.
(Name of Issuer)
Common Units, representing limited partner interests, no par value
(Title of Class of Securities)
26985R 10 4
(CUSIP Number)
Alfredo Garcia
Eagle Rock Energy Partners, L.P.
14950 Heathrow Forest Parkway
Suite 111
Houston, Texas 77032
(832) 327-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 27, 2006
(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK HOLDINGS, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF/OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		3,459,236 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,459,236(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,459,236(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	On October 27, 2006, in connection with the Issuer’s initial public offering of common units representing limited partner interests, Eagle Rock Holdings, L.P. contributed assets to the Issuer and received 3,459,236 common units and 20,691,495 subordinated units.

2	Eagle Rock Holdings, L.P. also holds 20,691,495 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No.	26985R 104

1	NAMES OF REPORTING PERSONS: EAGLE ROCK GP, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF/OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		3,459,236(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,459,236(2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,459,236(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)

1	On October 27, 2006, in connection with the Issuer’s initial public offering of common units representing limited partner interests, Eagle Rock Holdings, L.P. (“Holdings”) contributed assets to the Issuer and received 3,459,236 common units and 20,691,495 subordinated units. Eagle Rock GP, L.L.C. is the general partner of Holdings, and may be deemed to beneficially own all units owned by Holdings.

2	Eagle Rock Holdings, L.P. also holds 20,691,495 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VII, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		438,985

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,459,236(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		438,985

WITH	10	SHARED DISPOSITIVE POWER:

3,459,236(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,898,221(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	On October 27, 2006, in connection with the Issuer’s initial public offering of common units representing limited partner interests, Eagle Rock Holdings, L.P. (“Holdings”) contributed assets to the Issuer and received 3,459,236 common units and 20,691,495 subordinated units. Natural Gas Partners VII, L.P. owns a 38.6% LP interest in Holdings and appoints three Managers on the board of the general partner of Holdings, and thus may be deemed to beneficially own all of the reported securities of Holdings. Additionally, upon the closing of the Issuer’s IPO, Natural Gas Partners VII, L.P. received 438,985 common units in consideration for units it previously held in a subsidiary of the Issuer, which were acquired in connection with the acquisition of Midstream Gas Services, L.P. by the Issuer from a group of private investors, which included Natural Gas Partners VII, L.P.

2	Holdings also holds 20,691,495 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VIII, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,459,236(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,459,236(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,459,236(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	On October 27, 2006, in connection with the Issuer’s initial public offering of common units representing limited partner interests, Eagle Rock Holdings, L.P. (“Holdings”) contributed assets to the Issuer and received 3,459,236 common units and 20,691,495 subordinated units. Natural Gas Partners VIII, L.P. owns a 59.5% LP interest in Holdings and appoints three Managers on the board of the general partner of Holdings, and thus may be deemed to beneficially own all of the reported securities of Holdings.

2	Holdings also holds 20,691,495 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: KENNETH A. HERSH

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,898,221(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,898,221(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,898,221(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1	Mr. Hersh is a director of the general partner of the general partner of the Issuer, and he is also a manager of Eagle Rock GP, L.L.C., the general partner of Eagle Rock Holdings, L.P. (“Holdings”). On October 27, 2006, in connection with the Issuer’s initial public offering of common units representing limited partner interests, Holdings contributed assets to the Issuer and received 3,459,236 common units and 20,691,495 subordinated units. Natural Gas Partners VII, L.P. and Natural Gas Partners VIII, L.P. (together, the “NGP Funds”) collectively own a 98% LP interest in Holdings, and thus may be deemed to beneficially own all of the reported securities. Additionally, upon the closing of the Issuer’s IPO, Natural Gas Partners VII, L.P. received 438,985 common units in consideration for units it previously held in a subsidiary of the Issuer, which were acquired in connection with the acquisition of Midstream Gas Services, L.P. by the Issuer from a group of private investors, which included Natural Gas Partners VII, L.P. Kenneth A. Hersh is an Authorized Member of the ultimate general partners of the NGP Funds, and thus may also be deemed to beneficially own all the securities deemed to be beneficially owned by the NGP Funds.

2	Holdings also holds 20,691,495 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Schedule 13D”) relates to the common units (the “Common Units”) of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 14950 Heathrow Forest Parkway, Suite 111, Houston, Texas 77032. The total number of Common Units reported as beneficially owned in this Schedule 13D is 3,898,221 which constitutes approximately 19% of the total number of Common Units outstanding. In addition, certain of the reporting persons beneficially own subordinated units (the “Subordinated Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at November 10, 2006, there were 20,691,495 Common Units outstanding. The Common Units and Subordinated Units each represent limited partner interests in the Issuer.
Item 2. Identity and Background.
(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):
(i)	Eagle Rock Holdings, L.P., a Texas limited partnership (“Holdings”);

(ii)	Eagle Rock GP, L.L.C., a Texas limited liability company, and the general partner of Holdings (“GP LLC”);

(iii)	Natural Gas Partners VII, L.P., a Delaware limited partnership (“NGP VII”);

(iv)	Natural Gas Partners VIII, L.P., a Delaware limited partnership (“NGP VIII”); and

(v)	Kenneth A. Hersh, a citizen of the United States of America.
     Holdings, GP LLC, NGP VII, NGP VIII and Kenneth A. Hersh are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

     Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.
     Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.
(b)	The address of the principal business office of each of the Reporting Persons is as follows:

Eagle Rock Holdings, L.P.	14950 Heathrow Forest Parkway
Suite 111
Houston, Texas 77032

Eagle Rock GP, L.L.C.	14950 Heathrow Forest Parkway
Suite 111
Houston, Texas 77032

Natural Gas Partners VII, L.P.	125 E. John Carpenter Fwy.
Suite 600
Irving, TX 75062

Natural Gas Partners VIII, L.P.	125 E. John Carpenter Fwy.
Suite 600
Irving, TX 75062

Kenneth A. Hersh	125 E. John Carpenter Fwy.
Suite 600
Irving, TX 75062
(c)	(i)	Holdings is a holding company who does not engage in any business activities and whose primary assets are the Common Units and Subordinated Units reported herein.

	(ii)	GP LLC’s sole business activity is serving as the general partner of Holdings.

	(iii)	NGP VII and NGP VIII are funds managed by NGP Energy Capital Management whose primary business activity is investing in various companies, such as Holdings.

	(iv)	Kenneth Hersh is the Chief Executive Officer of NGP Energy Capital Management and is a managing partner of the Natural Gas Partners private equity funds.

     (d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On October 27, 2006, pursuant to that certain Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) , dated October 27, 2006, among the Issuer, Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P., Eagle Rock Pipeline, L.P., Eagle Rock Pipeline GP, LLC and Holdings, together with the additional conveyance documents and instruments contemplated or referenced thereunder, Holding’s 98% limited partner interest in the Issuer was converted into (A) 3,459,236 Common Units and (B) 20,691,495 Subordinated Units. The transactions effected by Holdings pursuant to the Contribution Agreement are collectively referred to herein as the “Transaction.”
Item 4. Purpose of Transaction.
     The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
(a)	The information with respect to the possible future conversion of Subordinated Units into Common Units set forth in Item 6 of this Schedule 13D is hereby incorporated herein. The Issuer may grant restricted units, phantom units or options to employees and directors of the Issuer and its affiliates pursuant to a long term incentive plan adopted by the general partner of the general partner of the Issuer. The Issuer may acquire Common Units to issue pursuant to such long term incentive plan on the open market, directly from the Issuer from other reporting persons, or otherwise.

(b)	None.

(c)	None.

(d)	None.

(e)	Eagle Rock Energy G&P, LLC, as the general partner of the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer.
(a)-(b)	(i)	Holdings is the sole record owner of, and has the sole power to vote and dispose of 3,459,236 Common Units (17%). Holdings is also sole record owner of 20,691,495 Subordinated Units which are convertible into an equal number of Common Units.

	(ii)	GP LLC does not directly own any Common Units. By virtue of being the general partner of Holdings, GP LLC may bee deemed to possess sole voting and dispositive powers with respect to those units held by Holdings, representing 3,459,236 Common Units (17%).

	(iii)	NGP VII is the sole record owner of, and has the sole power to vote and dispose of 438, 985 Common Units (2%). NGP VII owns a 38.6% limited partner interest in Holdings and appoints three Managers on the board of GP LLC, the general partner of Holdings. Therefore, NGP VII may also be deemed to possess shared voting and dispositive powers with respect those units held by Holdings, representing 3,459,236 Common Units (17%). The total amount of Common Units that NGP VII may be deemed to posses beneficial ownership of is 3,898,221 Common Units (19%).

(iv)	NGP VIII does not directly own any Common Units. NGP VII owns a 59.5% limited partner interest in Holdings and appoints three Managers on the board of GP LLC, the general partner of Holdings. Therefore, NGP VIII may be deemed to possess shared voting and dispositive powers with respect those units held by Holdings, representing 3,459,236 Common Units (17%).

(v)	Kenneth A. Hersh does not directly own any Common Units. Kenneth A. Hersh is a member of the board of managers of GP LLC, the general partner of Holdings. He is also an Authorized Member of the ultimate general partners of NGP VII and NGP VIII, and thus may also be deemed to possess shared voting and dispositive powers with respect to those units held by NGP VII and Holdings, representing 3,898,221 Common Units (19%).
The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.

(c)	There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of Common Units being reported on this Schedule 13D.

(d)	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported on this Schedule 13D.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Issuer Partnership Agreement
     Subject to the terms and conditions of the First Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the general partner of the Issuer and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Pursuant to the terms of the Issuer Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period. Unless earlier terminated pursuant to the terms of the Issuer Partnership Agreement, the subordination period will extend until the date two business days after the Partnership meets the financial tests set forth in the Issuer Partnership Agreement. Depending on the matter subject to a vote, the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units.
     The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.
Item 7. Material to be filed as Exhibits.

Exhibit A* —	Joint Filing Agreement

Exhibit B —	Contribution, Conveyance and Assumption Agreement, dated October 27, 2006, among Eagle Rock Energy Partners, L.P., Eagle Rock Energy G&P, LLC, Eagle Rock Energy GP, L.P., Eagle Rock Pipeline, L.P., Eagle Rock Pipeline GP, LLC and Eagle Rock Holdings, L.P. (filed as Exhibit 10.3 to the Issuer’s form 8-K filed October 31, 2006).

Exhibit C —	First Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 10.1 to the Issuer’s form 8-K filed October 31, 2006).

*	Filed herewith

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Date: November 13, 2006

EAGLE ROCK HOLDINGS, L.P. By its general partner Eagle Rock GP, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

EAGLE ROCK GP, L.L.C.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

NATURAL GAS PARTNERS VII, L.P.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NATURAL GAS PARTNERS VIII, L.P.
By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh

S-1

SCHEDULE A
     The following individuals are members of the board of managers of Eagle Rock GP, LLC: Alex Bucher, Joan A.W. Schnepp, Kenneth A. Hersh, John Weinzierl and William Quinn. Such individuals expressly disclaim any such beneficial ownership of the Common Units, except to the extent of their pecuniary interests therein. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Eagle Rock GP, LLC, 14950 Heathrow Forest Parkway, Suite 111, Houston, Texas 77032.
     The following individuals are the Authorized Members of GFW VII, L.L.C., the general partner of G.F.W. Energy VII, L.P., the general partner of Natural Gas Partners VII, L.P.: Kenneth A. Hersh and David R. Albin. Such individuals expressly disclaim any such beneficial ownership of the Common Units, except to the extent of their pecuniary interests therein. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Natural Gas Partners VII, L.P., 125 E. John Carpenter Fwy., Suite 600, Irving, TX 75062.
     The following individuals are the Authorized Members of GFW VIII, L.L.C., the general partner of G.F.W. Energy VIII, L.P., the general partner of Natural Gas Partners VIII, L.P.: Kenneth A. Hersh, John Weinzierl and David R. Albin. Such individuals expressly disclaim any such beneficial ownership of the Common Units, except to the extent of their pecuniary interests therein. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Natural Gas Partners VIII, L.P., 125 E. John Carpenter Fwy., Suite 600, Irving, TX 75062.